UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT

SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.

321 North Harvey

P.O. Box 321

Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND

RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2007

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.

Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma
June 24, 2008

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
INVESTMENTS (AT FAIR VALUE)
Investments in common stock	$181,812,152	$213,891,026
Investments in mutual funds	186,110,284	165,873,729
Investments in common collective trust	33,805,851	40,101,998
Participant loans	10,268,496	10,543,399
Interest-bearing cash	2,099,604	2,297,310

Net assets available for benefits, at fair value	414,096,387	432,707,462

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	367,386	403,053

Net assets available for benefits	$414,463,773	$433,110,515

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS
Contributions
Company	$7,597,476
Participants	18,039,344
Rollovers	793,244

Unrealized appreciation in fair value of investments
Mutual funds	864,326

Realized gains on investments
Mutual funds	2,880,772

Interest and dividend income
Common stock	4,586,548
Mutual funds	15,520,824
Common collective trust	1,631,266
Interest on participant loans	795,665
Interest-bearing cash	113,510

Total additions	52,822,975

DEDUCTIONS
Realized losses on investments
Common stock	4,759,852

Unrealized depreciation in fair value of investments
Common stock	14,671,430

Distributions to participants	51,976,351
Administrative expenses	62,084
Total deductions	71,469,717

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(18,646,742)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	433,110,515
End of year	$414,463,773

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

By action of OGE Energy Corp.’s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) was merged into the Plan effective October 1, 1998. The ESOP had been frozen since 1986. Therefore, since it was frozen, no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The name of the surviving plan was changed to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan. The merged Plan implements a dividend pass-through program in which dividends allocable to shares of the Company common stock held in the ESOP accounts are paid in cash to participants by the Trustee. Such dividends of $300,018 are included in distributions to participants on the Statement of Changes in Net Assets Available for Benefits. Dividend pass-through is optional for other shares of the Company common stock held in participant accounts under the Plan and, effective January 1, 2008, for shares held in the ESOP accounts as well.

General

Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. The Benefits Committee is responsible for the general administration of the Plan, including, among other things, appointing the Plan administrator, establishing Plan procedures and governmental reporting and disclosures for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Each regular full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan.

Participant Contributions

Each pay period participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Participants may change contribution percentages in advance of any pay period. Contributions of the first six percent of compensation are defined in the Plan as “Regular Contributions” and any contributions over six percent of compensation are defined in the Plan as “Supplemental Contributions.” Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section 401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The portion of the participant’s contribution that is designated as a salary reduction contribution is defined in the Plan as a “Tax-Deferred Contribution” and is not subject to federal income tax until such portion is withdrawn or distributed from the Plan.

Participants who have attained age 50 before the close of a year are allowed to make additional contributions, defined in the Plan as “Catch-Up Contributions,” for the year in accordance with and subject to the limitations of Section 414(v) of the Code. Similar to Tax-Deferred Contributions, Catch-Up Contributions are salary reduction contributions under Section 401(k) of the Code and are not subject to federal income tax until such contributions are withdrawn or distributed from the Plan.

Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests exclusively in the Company’s common stock except for a portion invested in short-term investments for liquidity purposes to accommodate daily cash flow needs. Effective July 18, 2007, the Investment Committee appointed by the Company’s Board of Directors replaced the Benefits Committee as the Plan Committee responsible for selecting the investment options available under the Plan (other than the OGE Energy Corp. Common Stock Fund which is a permanent feature of the Plan). Participants may change investment allocations of contributions on any business day. In 2006, a new managed account option was offered under the Plan which provides participants an option, for a fee, to have funds in their account invested by an investment manager among the investment options available under the Plan (excluding the OGE Energy Corp. Common Stock Fund). Under the managed account option, the amounts invested by an investment manager exclude amounts participants elect to be retained in the OGE Energy Corp. Common Stock Fund and ESOP account amounts to the extent required to be retained in the OGE Energy Corp. Common Stock Fund. The investment manager appointed for this purpose is Strategic Advisers, Inc., an affiliate of the Trustee.

Effective January 18, 2008, the Plan was amended so that eligible employees, whose employment commencement date occurred on or after December 17, 2007 and who have not affirmatively elected to either participate or not participate in the Plan, will automatically be enrolled in the Plan to contribute three percent of their compensation per pay period as a Tax-Deferred Contribution, which enrollment is effective as of the 30th day following the date the eligible employee has satisfied the eligibility requirements of the Plan. In the absence of an investment election, the participant’s Tax-Deferred Contributions will be invested in the applicable Fidelity Freedom Fund based upon the participant’s date of birth. If an eligible employee ceases to be an eligible employee by reason of termination of employment or otherwise, the automatic enrollment will not apply to such eligible employee on any subsequent re-employment with the Company or on otherwise again becoming an eligible employee.

Effective January 18, 2008, the Plan was amended so that a participant may elect in accordance with the Plan’s  procedures to have his or her rate of Tax-Deferred Contributions to be made in the future automatically increased annually on a date and in an amount as specified by the participant in such election, which amount will be one percent, two percent or three percent of their compensation per pay period. Such election will remain in effect until cancelled by the participant in accordance with the Plan’s procedures.

The Plan also allows rollovers from other eligible retirement plans, defined in the Plan as “Rollover Contributions.” Participants may invest their Rollover Contributions into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Contributions

For each pay period, the Company contributes to the Plan, on behalf of each participant, 50 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and 75 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date occurred before February 1, 2000 and who have 20 or more years of service.  For participants whose employment or most recent re-employment date occurred on or after February 1, 2000, the Company contributes to the Plan, on behalf of each participant, 100 percent of the participant’s Regular Contributions deposited during each pay period. No Company contributions are made with respect to a participant’s Supplemental Contributions, Catch-Up Contributions, Rollover Contributions, or with respect to a participant’s Regular Contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company’s contribution, which is initially allocated for investment to the OGE Energy Corp. Common Stock Fund, may be made in shares of the Company’s common stock or in cash which is used to invest in the Company’s common stock. During 2007, there were no non-cash Company contributions made to the Plan. Once made, the Company’s contribution may be reallocated, on any business day, by participants to other available investment options. In 2006, the Plan was amended and restated, effective January 1, 2007, to allow participants on any business day also to transfer funds allocated to the OGE Energy Corp. Common Stock Fund in their ESOP account to other investment options.

Vesting

Participants’ Regular, Supplemental, Rollover and Catch-Up Contributions are fully vested and non-forfeitable. Employees participating in the Plan on or after January 1, 2002 vest in their allocated share of Company contributions over a six-year period. After two years of service, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. Effective March 1, 2008, the Plan was amended so that all employees participating in the Plan completing an hour of service on or after March 1, 2008, as defined in the Plan, vest in their allocated share of Company contributions over a three-year period. After two years of service, participants become 20 percent vested in their Company contribution account and become fully vested after three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Retirement Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates.

Forfeitures of non-vested Company contributions resulting from termination of employment are used to reduce the Company’s contributions. During 2007, there were no material forfeitures of non-vested Company contributions. At December 31, 2007 and 2006, there were no material forfeited and unallocated assets. Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years.

Withdrawals

During employment, participants may not withdraw Tax-Deferred Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions and Catch-Up Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant’s after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Effective January 18, 2008, the Plan was amended so that elgible employees who are automatically enrolled in the Plan may no later than 90 days after the first Tax-Deferred Contribution is deducted from their compensation elect to make a “permissible withdrawal” from the Plan of all of his or her Tax-Deferred Contributions (and any earnings (or losses) attributable thereto). Any Company matching contributions (as adjusted for earnings (or losses) attributable thereto) that are attributable to amounts distributed to a participant by reason of a permissible withdrawal will be forfeited and be considered a forfeiture as of the date the distribution is made. Also, at that time, the participant’s automatic enrollment agreement will terminate upon electing to make a permissible withdrawal and no further Tax-Deferred Contributions will be made on the participant’s behalf unless and until the participant makes an election to resume making Tax-Deferred Contributions.

Distributions

Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. If a participant’s vested account balance is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination. If a participant’s vested account balance is greater than $1,000, it may be distributed in a lump-sum payment, installment payments or a combination thereof at the participant’s election, and participants who are under age 70½ at termination may defer commencement of their distributions to not later than April 1 of the year after the year in which they reach age 70½.

All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company’s common stock with fractional shares being paid in cash or a combination thereof at the participant’s election. The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants’ accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested for dividends allocable to accounts other than ESOP accounts and, effective January 1, 2008, for dividends allocable to the ESOP accounts as well. Any dividends not distributed in cash are used to purchase additional shares of the Company’s common stock, which are allocated to the respective participants’ accounts in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers.

Participant Loans

The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant’s vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant’s account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution when distribution payments commence or, if earlier, when the participant defaults in the payment of principal or interest under the terms of the loan.

The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent. The range for interest rates was 8.5 percent to 9.25 percent for loans initiated during 2007. Interest incurred on loans during 2007 was $795,665.

Administrative Expenses

Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. Investment management fees for participants electing to participate in the managed account option are also paid by electing participants. All other administrative expenses of the Plan, including legal, accounting and trustee fees, are paid by the Plan except to the extent paid by the Company.

Investment fees are generally assessed by an investment option and are deducted from the option’s investment returns. Any transaction-based fees charged by an investment option will be charged directly by the investment option to applicable participant accounts.

Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Distributions to participants are recorded when paid.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting prinicples and expands disclosures about fair value measurements. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in periods subsequent to initial recognition. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 generally are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Plan adopted this new standard effective January

1, 2008. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. Shares of the mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The common collective trust in which the Plan invests, the Fidelity Managed Income Portfolio (“MIP”), is valued by the trustee thereof based on the fair values of the underlying investments of the trust using a variety of pricing sources. The MIP holds, among other investments, investments in fully benefit-responsive investment contracts. As required by the FASB Staff position AAG INV-1 and American Institute of Certified Public Accountants (“AICPA”) Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” an adjustment from fair value to contract value to equal the sum of all benefits owed to participants in fully benefit-responsive investment contracts held in the common collective trust is presented in the Statements of Net Assets Available for Benefits. Contract value represents contributions made to such trust, plus earnings, less participant withdrawals, administrative expenses and other charges or adjustments. Common stock is valued at the published market price of the Company’s common stock. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In October 2007, the Investment Committee approved adding the following funds as available investment options, effective December 17, 2007: Fidelity Freedom 2005, Fidelity Freedom 2015, Fidelity Freedom 2025, Fidelity Freedom 2035, Fidelity Freedom 2045 and Fidelity Freedom 2050.

In May 2008, the Investment Committee approved adding the following funds as available investment options, effective July 8, 2008: Sentinel Common Stock Fund Class I and Rainier Large Cap Equity Portfolio Investor Class.

The Fidelity Growth and Income Portfolio Fund will be removed from the available investment options effective after the close of business on July 8, 2008. Participants will reallocate their funds in the Fidelity Growth and Income Portfolio Fund to other available investment options. All future contributions into the Fidelity Growth and Income Portfolio Fund will be automatically transferred to the Sentinel Common Stock Fund Class I. Any funds that are not reallocated as of the close of business on September 3, 2008 from the Fidelity Growth and Income Portfolio Fund will be automatically transferred to the Sentinel Common Stock Fund Class I.

Unit Accounting

The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold an amount of cash for liquidity purposes. The value of each unit does not significantly vary from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and interest-bearing cash held in the fund.

3.	Amounts Due To Participants

As of December 31, 2007 and 2006, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.	Investments

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund (which includes both ESOP and other accounts) at December 31, 2007 and 2006, of $181,812,152 and $213,891,026, respectively, are stated at fair value.

At December 31, 2006, the only nonparticipant-directed investments in the Plan of $9,328,997 were  held in the ESOP accounts in the OGE Energy Corp. Common Stock Fund. In 2006, the Plan was amended and restated, effective January 1, 2007, to allow participants on any business day to transfer funds allocated to the OGE Energy Corp. Common Stock Fund in their ESOP account to other investment options. There were no nonparticipant-directed investments at December 31, 2007. The OGE Energy Corp. Common Stock Fund also holds interest-bearing cash.

The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2007	2006
OGE Energy Corp. Common Stock*	$ 181,812,152	$ 213,891,026
Fidelity Managed Income Portfolio**	34,173,237	40,505,051
Fidelity Contrafund	42,313,573	36,682,145

* December 31, 2007 and 2006 includes $0 and $9,229,863, respectively, of nonparticipant-directed investments.
** These balances are stated at contract value. Fair value at December 31, 2007 and 2006 is $33,805,851 and $40,101,998, respectively.

5.	Income Tax Status

The Company received a favorable determination letter dated December 16, 2002 which stated that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. As Plan sponsor, the Company has indicated that it will take the steps, if any are necessary, to bring the Plan’s operations into compliance with the Code.

6.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006 per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 414,463,773	$ 433,110,515
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	(367,386)	(403,053)
Net assets available for benefits per the Form 5500	$ 414,096,387	$ 432,707,462

The following is a reconciliation of the net decrease in net assets for the year ended December 31, 2007 per the financial statements to the Form 5500:

Net decrease in net assets per the financial statements	$ (18,646,742)
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust at beginning of year	403,053
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust at end of year	(367,386)
Net loss per the Form 5500	$ (18,611,075)

The Plan’s investment in the common collective trust is reported at fair value for Form 5500 reporting.

7.	Related Party Transactions

Certain Plan investments are in interest-bearing cash, mutual funds and a common collective trust managed by Fidelity. Fidelity also serves as the Trustee of the Plan and, therefore, Plan transactions involving these mutual funds, common collective trust or interest-bearing cash qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company’s common stock qualify as party-in-interest transactions. Finally, the engagement of Strategic Advisers, Inc. to provide investment management services under the managed account option and its investment in mutual funds and a common collective trust managed by Fidelity are party-in-interest transactions under ERISA and the Code because Strategic Advisers, Inc. is an affiliate of Fidelity. All of the foregoing transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER: 73-1481638

PLAN NUMBER: 003

DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Issuer	Description of Investment	Cost	Current Value

*	OGE Energy Corp.	Common stock, $0.01 par value	**	$ 181,812,152
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	**	2,099,604
	AIM	International Growth A Fund, mutual fund	**	4,781,975
	American Beacon	Large Cap Value Fund (Plan Ahead Class), mutual fund	**	1,915,046
	American Funds	EuroPacific Growth R4 Fund, mutual fund	**	15,084,081
	Calamos	Growth A Fund, mutual fund	**	14,110,743
*	Fidelity Mgmt. Trust Co.	Asset Manager 20%, mutual fund	**	4,463,952
*	Fidelity Mgmt. Trust Co.	Asset Manager 50%, mutual fund	**	11,132,729
*	Fidelity Mgmt. Trust Co.	Asset Manager 70%, mutual fund	**	16,768,043
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund	**	20,429,992
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund	**	42,313,573
*	Fidelity Mgmt. Trust Co.	Freedom Income Fund, mutual fund	**	793,531
*	Fidelity Mgmt. Trust Co.	Freedom 2000 Fund, mutual fund	**	207,739
*	Fidelity Mgmt. Trust Co.	Freedom 2010 Fund, mutual fund	**	3,209,866
*	Fidelity Mgmt. Trust Co.	Freedom 2015 Fund, mutual fund	**	24,931
*	Fidelity Mgmt. Trust Co.	Freedom 2020 Fund, mutual fund	**	2,155,215
*	Fidelity Mgmt. Trust Co.	Freedom 2025 Fund, mutual fund	**	1,820
*	Fidelity Mgmt. Trust Co.	Freedom 2030 Fund, mutual fund	**	1,241,281
*	Fidelity Mgmt. Trust Co.	Freedom 2035 Fund, mutual fund	**	1,682
*	Fidelity Mgmt. Trust Co.	Freedom 2040 Fund, mutual fund	**	1,359,097
*	Fidelity Mgmt. Trust Co.	Freedom 2045 Fund, mutual fund	**	1,741
*	Fidelity Mgmt. Trust Co.	Freedom 2050 Fund, mutual fund	**	583
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund	**	15,645,775
*	Fidelity Mgmt. Trust Co.	Low Price Stock Fund, mutual fund	**	7,829,713
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust	**	33,805,851
*	Fidelity Mgmt. Trust Co.	Small Cap Stock Fund, mutual fund	**	2,853,043
	Goldman Sachs	Mid Cap Value A Fund, mutual fund	**	2,813,881
	PIMCO	Total Return Administrative, mutual fund	**	7,968,555
	Spartan	Total Market Index Fund, mutual fund	**	3,908,976
	Wells Fargo	Advantage Small Cap Value Fund (Class Z), mutual fund	**	5,092,721

*	Participant loans	Participant Loans, with various maturity dates and interest rates ranging from 5.0% to 10.5%	0	10,268,496

		Total investments		$ 414,096,387
*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 26th day of June 2008.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/	Carla D. Brockman
Carla D. Brockman
Chairperson

By	/s/	Philip L. Crissup
Philip L. Crissup
Member

By	/s/	Jesse B. Langston
Jesse B. Langston
Member

By	/s/	Jean C. Leger Jr.
Jean C. Leger Jr.
Member

By	/s/	Michael R. Mathews
Michael R. Mathews
Member

By	/s/	Donald R. Rowlett
Donald R. Rowlett
Member

By	/s/	Margaret A. Walsh
Margaret A. Walsh
Member

By	/s/	John Wendling, Jr.
John Wendling, Jr.
Member

EXHIBIT INDEX

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm.

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104497) pertaining to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan of our report dated June 24, 2008, with respect to the financial statements and schedule of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/s/	Ernst & Young LLP

Oklahoma City, Oklahoma

June 24, 2008